SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 29, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7º andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled: “Tele Sudeste Celular Participações Announces the General Shareholders’ Meeting and Special Preferred Shareholders’ Meeting” dated November 29, 2002.

[GRAPHIC TO COME]

TELE SUDESTE CELULAR PARTIPAÇÕES S.A.
Announces the General Shareholders’ Meeting and Special Preferred Shareholders’ Meeting

November 29, 2002 (02 pages)

For more information, please contact:

Charles E. Allen
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.:    (55-11) 3549-7200
Fax:    (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL:    www.telefonica.net.br

(São Paulo—Brazil), (November 29, 2002) – TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TSD; BOVESPA: TSEP) announces the General Shareholders’ Meeting and Special Preferred Shareholders’ Meeting to be held on December 30, 2002, at 11:00 am, at the company headquarters located at Praia de Botafogo 501, 5th floor, auditorium, Pão de Açúcar Tower, Botafogo, in the capital of the State of Rio de Janeiro, to discuss the following agenda:

At the General Shareholders’ Meeting:

1)
Approve the adaptation of the Company’s by-laws to the new conditions stated in the Law 10303 from October 31, 2001 for the issuance of preferred shares to be negotiated in the stock market, thus modifying the heading of the article 7, aiming at the replacement of the current minimum dividend of the preferred shares that amounts to 6% per year of the resulting value by dividing the subscribed capital by the number of shares of the company for the right to receive a dividend, per each preferred share, in an amount that is 10% higher than the dividend granted to each ordinary share; and the adaptation of the first paragraph of the second item of article 27, regarding the destination of part of the results for the fiscal year, causing the suppression of its last part.

At the Special Shareholders Meeting:

2)
Ratify in Special Preferred Shareholders’ Meeting the approval of the adaptation the Company’s by-laws to the new conditions stated in the Law 10303 from October 31, 2001 for the issuance of preferred shares to be negotiated in the stock market, thus modifying the heading of the article 7, aiming at the replacement of the current minimum dividend of the preferred shares that amounts to 6% per year of the resulting value by dividing the subscribed capital by the number of shares of the company for the right to receive a dividend, per each preferred share, in an amount that is 10% higher than the dividend granted to each ordinary share; and the adaptation of the first

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paragraph of the second item of article 27, regarding the destination of part of the results for the fiscal year, causing the suppression of its last part.

GENERAL INSTRUCTIONS

A)
The corresponding powers-of-attorney for the Meeting must be filed at the headquarters, at Praia de Botafogo 501, 7th floor, Rio de Janeiro-RJ, Secretaria Geral, till 48 hours before the Meetings takes place;

B)
The shareholders participating of the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meetings shall submit to the company’s headquarters an abstract of their shareholding position issued by the custodian entity not older than 2 days before the Meetings’ date.

Rio de Janeiro, November 29th, 2002

Felix Pablo Ivorra Cano
Chairman, Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date: November 29, 2002	By:	/s/ Charles E. Allen
		Name:	Charles E. Allen
		Title:	Investor Relations Director